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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] Kinross                                           Toll Free: 866-561-3636
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        KINROSS ANNOUNCES A RESTATEMENT OF PRIOR FINANCIAL STATEMENTS AND
         PROVIDES STATUS UPDATE ON LATE FILING OF FINANCIAL STATEMENTS


DECEMBER 23, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC). Pursuant to the alternative information guidelines of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, Kinross is providing a notice to the market regarding a restatement of its prior financial statements and an update on the process relating to the preparation and filing of its financial statements and related matters, until such time as Kinross is current with its filing obligations under Canadian securities laws.

During the preparation of its unaudited interim financial statements for 2005, the Company and its new auditors became aware that Kinross had not fully accounted for the impact of foreign currency exchange rates on future tax liabilities relating to the purchase of certain assets acquired in the acquisition of TVX Gold and Echo Bay in January 2003. The Company intends to restate its financial statements for 2003 and 2004 to fully account for these changes. Previously issued financial statements for the years ended 2003 and 2004 and interim periods and the related auditors' reports should no longer be relied upon. The Company estimates that the impact of the restatement on its previously reported net losses for 2003 and 2004 will be to increase the losses by approximately $25 million and $15 million, respectively. This non-cash adjustment will have no impact on operating cash flows or cash balances previously reported. The changes to the future tax liabilities are primarily attributable to the Brazilian operations. The Brazilian real has strengthened by approximately 40% from January 2003 to September 2005 against the U.S. dollar. The translation to U.S. dollars of the Company's future tax liabilities will also have a negative impact on 2005 results.

Kinross is currently working to finalize and file its quarterly financial statements for 2005 and other required regulatory filings in order to bring the Company current. This will be done when the restated 2003 and 2004 financial statements are completed which at this time the Company believes will be January 2006.

An application was made to the Ontario Superior Court of Justice to obtain an extension to the previous order, which required Kinross to hold its shareholders meeting by December 31, 2005. The court has granted Kinross permission to hold its 2004 annual general meeting anytime before February 28, 2006. The date for the meeting will be set when the financial statements are finalized.

We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at www.kinross.com. The next update is scheduled for the week of January 2nd, 2006.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                    TRACEY M. THOM
SENIOR VICE PRESIDENT,                 DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS               AND COMMUNICATIONS
Tel. (416) 365-7254                    Tel. (416) 365-1362